AKBANK


05008858

Rule 12g3-2(b) File No. 82-34825

SUPPL

07.06.2005


SEC MAIL PROCESSING
RECEIVED
JUN 09 2005
WASH, D.C. 209 SECTION

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
JUN 14 2005
THOMSON
FINANCIAL



A.Cenk Göksan
Investor Relations
Department Head



Arbil Öztozlu
Investor Relations
Manager

Enclosures;

1) Akbank T.A.Ş. announcement on the decisions of the Board of Directors' meeting regarding Extraordinary General Meeting & Founders and Usufruct Shareholders Meeting to be held on 23 June 2005

2) Amended version of the proposed articles



6115-7/2003 (299)

LNDOCS01/383038.1

Sabancı Center 4. Levent 34330 İstanbul Tel: (0212) 270 26 66 - 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43

The below decisions have been taken at the Board of Directors' meeting held on 06 June 2005:

I) An Extraordinary General Meeting will be held on 23 June 2005 Thursday at 14:00 at the Sabancı Center 4. Levent İstanbul with the following agenda;

Agenda of the Extraordinary General Meeting

1) Appointment of the Directing Council of the General Meeting, and the authorization of the Council for the signing of the minutes of the General Meeting,

2) Authorization of the Board of Directors to undertake actions for the purchase of the whole set of founders and usufruct shares by Akbank at a price of TRY 403,248 per share which is determined by an accredited third party approved by the 2nd Commercial Court of Istanbul and the payment for the purchase to be made from the extraordinary reserves, beginning from 28 June 2005.

3) In accordance with the Board of Directors' proposal and the permissions taken from legal authorities, amendmend of the 9/F, 18, 82/C and 83 articles of the articles of association

Please find enclosed the amended version of the proposed articles

II) Founders and Usufruct Shareholders Meeting will be held on 23 June 2005 Thursday at 15:00 at the Sabancı Center 4. Levent İstanbul with the following agenda;

Agenda of the Founders and Usufruct Shareholders Meeting

1) Appointment of the Directing Council of the Meeting, and the authorization of the Council for the signing of the minutes of the Meeting,

2) Presentation, to the founders and usufruct shareholders, of the report of the accredited third party which was approved by the 2nd Commercial Court of Istanbul,

3) Decision on the sale of the Founders and usufruct shares to Akbank with a price of TRY 403,248 per share


SEC MAIL PROCESSING
RECEIVED
JUN 09 2005
WASH, D.C. 209 SECTION

Capital and Mode and Terms of Payment of Capital

Article: 9 -

A. The Bank has adopted the system of authorised capital with permission dated 02.12.1999 number 116/1376 of the Capital Market Board. The authorised capital of the Bank is 2,500,000,000 (twobillionfivehundredmillion) New Turkish Liras.

B. The issued capital of the Bank is TRY 1,500,000,000 (onebillionfivehundredmillion) divided into 150,000,000,000 (onehundredfifthybillion) registered shares each with a nominal value of 1 New Kuruş

C. Shares with Series 1 to 11 constituting TRY 50,000,000 (fifthymillion) of the TRY 1,500,000,000 (onebillionfivehundredmillion) capital has been merged as Series 12. The remaining TRY 1,450,000,000 (onebillionfourhundredfifthymillion) is comprised of Series 13, 14, 15,16,17, 18 and 19 shares. The issued capital is fully paid.

D. So long as the General Assembly does not decide on the contrary, the current shareholders of the Bank are entitled to purchase, in proportion to their current shareholding, new shares to be issued against capital in cash. For these shares, the preemptive rights of shareholders who do not present their new share purchase coupons and perform payment in cash in accordance with the communiqués of the Capital Market Board and the relevant provisions of the Turkish Commercial Code, by addressing the Bank in the time period to be determined by the Board of Directors which is not to be shorter than 15 or longer than 60 days commencing from the event depicted by the aforementioned legislation, shall be void. The shares released due to unused preemptive rights shall be subject to relevant legislation.

E. All shares must be registered and must be quoted at the Stock Exchange.

~~F. 564 founder shares and 2000 usufruct shares shall benefit equally from the profit to be distributed according to Art. 82 C (a) of these Articles of Association. In case of liquidation, the founder shares and usufruct shares are entitled to a share from the liquidation which shall be determined in the liquidation decision.~~

~~The transfer and disposal of promoter's certificates and profit sharing certificates are subject to the provisions on registered shares.~~

~~Profit Sharing Certificates~~

~~Article: 18 -~~

~~The Bank may issue profit sharing certificates for the benefit of owners of redeemed shares, creditors and other persons concerned with the Bank. The provisions of articles 402 and 403 of the Turkish Commercial Code are reserved.~~


SEC MAIL PROCESSING
RECEIVED
JUN 0 9 2005
209
SECTION

Distribution of Net Profit

Article: 82 -

A. The net profit of the Bank is the amount remaining after the deduction from the income obtained from transactions in a financial period of all sorts of expenses, depreciation costs, provisions, interest payments, commissions, all expenses such as salaries, remunerations, bonus payments, travel allowances resolved to paid to all employees of the Bank including the Board of Directors and managing Directors; all other expenses made for the management and continuation of the Bank's affairs and transactions, all payments made for social and charitable purposes, damages and indemnities payed due to contracts or court decisions or by order of law. After the deduction of financial liabilities, the following allocations should be made from the net profit:

B. As a first allocation,

a) 5% shall be allocated to the legal reserve,

b) 5% of the paid in capital shall be allocated to shareholders as the first dividend.

C. After the allocation of the percentages shown in paragraph (B), an amount not to exceed 2% shall be evenly allocated and paid to the Chairman and members of the Board of Directors. ~~the following shall allocated from the remaining amount:~~

~~a) 10% shall be allocated and payed to founders' certificates,~~

~~b) an amount not to exceed 2% shall be evenly allocated and paid to the Chairman and members of the Board of Directors.~~

D. The power to partially or wholly distribute the remaining profit to shareholders or to transfer the same to extraordinary reserves, lies with the General Assembly.

E. Furthermore, according to article 466 paragraph 2 subparagrah 3 of the Turkish Commercial Code, after the allocation of the legal reserve provided for in article 466 paragraph 1 and the payment of the 5% dividend to shareholders, a second division consisting of one tenth of the amount resolved to be distributed to shareholders and other persons entitled to participate in the profit, shall be allocated to legal reserves.

No profit may be distributed unless the legal reserves and optional reserves and other sums to be allocated under the provisions of the law and the Articles of Association are allocated from the net profit.

Article: 83 –

All shareholders ~~including holders of profit sharing certificates,~~ shall benefit from the distiribution of (the second dividend).


MAIL
RECEIVED
PROCESSING
JUN 0 9 2005
SECTION